

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 28, 2015

Leanne M. Stewart
Chief Financial Officer
21st Century Oncology Holdings, Inc.
2270 Colonial Boulevard
Fort Myers, Florida 33907

> **Re:** **21st Century Oncology Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 333-170812-32**

Dear Ms. Stewart:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Cover Page and Available Information

1.   It appears that you are a voluntary filer. If so, please check the "Yes" box indicating that you are not required to file reports pursuant to Section 13 or Section 15d of the Securities Exchange Act of 1934. In addition, please revise your disclosure elsewhere that incorrectly implies that you are subject to the reporting requirements of the federal securities laws (e.g. "Available Information" discussion).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant at (202) 551-3727 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Kimberly Commins-Tzoumakas, Esq.
         General Counsel
         21st Century Oncology Holdings, Inc.